Exhibit 99.1

21622 Plummer Street
Chatsworth, CA 91311
Toll Free: 800.423.8870
THERAPEUTICS		Phone: 818.882.0883
Innovative Respiratory Solutions	FOR IMMEDIATE RELEASE	Main Fax: 818.882.1809

Company Contact:		Investor Contact:
Earl L. Yager		Neil Berkman Associates
President and CEO		(310) 826 - 5051
www.CHADtherapeutics.com		info@BerkmanAssociates.com
CHAD Therapeutics Reports
Fiscal 2006 Third Quarter and Nine Month Financial Results
     CHATSWORTH, California, February 14, 2006 . . . CHAD Therapeutics, Inc. (ASE:CTU) today reported financial results for the third quarter and first nine months of fiscal 2006.
Evaluation of Strategic Opportunities
     As previously reported, CHAD has been in discussions with several parties concerning the distribution of both the Company’s TOTAL O27 home oxygen filling system and the products it is developing for the sleep disorder market. During the course of these discussions, the Board of Directors decided to broaden the scope of its consideration of various strategic alternatives for the Company, and has engaged an investment banking firm of to assist the Board in evaluating strategic opportunities and considering alternatives to maximize value for CHAD’s shareholders. This process continues. Given the nature of the process, the Company is unable to provide further comment at this time. CHAD plans to report publicly at such time as the evaluation of strategic opportunities is completed and its impact on CHAD’s business is assessed.
Third Quarter and Nine-Month Results
     For the three months ended December 31, 2005, revenue declined to $5,907,000 from $6,444,000 for the third quarter of fiscal 2005. Net earnings for the third quarter of fiscal 2006 were $39,000, or $0.00 per diluted share, as compared to $505,000, or $0.05 per diluted share, for the third quarter of fiscal 2005.
     For the nine months ended December 31, 2005, revenue declined to $17,177,000 from $18,852,000 for the same period last year. The net loss for the first nine months of fiscal 2006 was $213,000, or $0.02 per diluted share. This compares to net earnings for the first nine months of fiscal 2005 of $1,222,000, or $0.12 per diluted share.
     Sales of oxygen conservers to domestic customers declined 30% during the first nine months of fiscal 2006 compared to the prior year, reflecting pricing pressure and the reduction in sales to a major customer which have been previously reported. During the same period, international conserver sales increased 312%. Sales of CHAD’s proprietary TOTAL O2 home oxygen filing system declined 2% during the first nine months of fiscal 2006 compared to the first nine months of fiscal 2005, primarily because a large customer deferred purchases during the third quarter of fiscal 2006. The customer has now resumed purchasing TOTAL O2 systems.
     As previously reported, a major university sleep clinic has agreed to evaluate CHAD’s initial sleep products. Certain tests of CHAD’s diagnostic devices have been completed, and the university has expressed interest in expanding its work to include an evaluation of the Company’s therapeutic technology.
(more)
CHAD, OXYMATIC, OXYMIZER ISO 13485, OXYLITE, and TOTAL O2 are Registered Trademarks of Chad Therapeutics, Inc.
 ISO 13485 Certified Company
WWW.CHADTHERAPEUTICS.COM

CHAD Therapeutics Reports Fiscal 2006 Third Quarter and Nine Month Financial Results
February 14, 2006
Page Two
About CHAD Therapeutics
     CHAD Therapeutics, Inc. is in the business of developing, producing and marketing respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases. For more information, visit www.CHADtherapeutics.com.
Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
     The foregoing statements regarding prospects for future earnings and revenues, future sales trends and the introduction of products under development are forward-looking statements that involve certain risks and uncertainties. A number of important factors could cause actual results to differ materially from those contemplated by such forward-looking statements. These include the potential loss of one of our major customers upon whom we depend for a material portion of our business, increased competition and continuing downward pressure on prices for certain of our products, the potential introduction of new products with perceived competitive advantages over the Company’s products, changes or proposed changes in health care reimbursement which affect home care providers, the terms of any distribution agreement which may be negotiated with respect to our TOTAL O2 system or our sleep products, and CHAD’s ability to anticipate and respond to technological and economic changes in the home oxygen market. Moreover, the success of the Company’s products and products under development will depend on their efficacy, reliability and the health care community’s perception of the products’ capabilities and benefits, the degree of acceptance the products achieve among homecare providers and, with respect to products under development, obtaining timely regulatory approval. Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in the Company’s annual and quarterly reports filed with the Securities and Exchange Commission under the caption “Outlook: Issues and Risks.”
(tables attached)
#4056

CHAD THERAPEUTICS, INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Nine Months Ended		Three Months Ended
	December 31,		December 31,
	2005	2004	2005	2004
Net sales	$17,177,000	$18,852,000	$5,907,000	$6,444,000
Cost of sales	11,194,000	11,116,000	3,806,000	3,741,000

Gross profit	5,983,000	7,736,000	2,101,000	2,703,000

Selling, general and administrative	5,101,000	5,306,000	1,558,000	1,858,000
Research and development	1,202,000	1,207,000	435,000	380,000

Total costs and expenses	6,303,000	6,513,000	1,993,000	2,238,000

Operating income (loss)	(320,000)	1,223,000	108,000	465,000

Other income, net	23,000	28,000	4,000	14,000

Earnings (loss) before income taxes	(297,000)	1,251,000	112,000	479,000

Income tax expense (benefit)	(84,000)	29,000	73,000	(26,000)

Net earnings (loss)	$(213,000)	$1,222,000	$39,000	$505,000

Earnings (loss) per share:
Basic	$(0.02)	$0.12	$0.00	$0.05
Diluted	$(0.02)	$0.12	$0.00	$0.05

Weighted shares outstanding:
Basic	10,142,000	10,119,000	10,151,000	10,124,000
Diluted	10,142,000	10,622,000	10,569,000	10,647,000

CHAD THEREAPEUTICS, INC.
CONDENSED BALANCE SHEETS
(Unaudited)

	December 31,
	2005	2004
Assets
Current assets:
Cash	$820,000	$2,021,000
Accounts receivable, net	3,202,000	3,628,000
Income taxes refundable	402,000	—
Inventories, net	7,356,000	7,357,000
Prepaid expenses and other assets	184,000	349,000
Deferred income taxes	501,000	691,000

Total current assets	12,465,000	14,046,000

Property, plant and equipment, net	1,056,000	1,140,000
Intangible assets, net	877,000	700,000
Deferred income taxes	376,000	—
Other assets	74,000	87,000

Total Assets	$14,848,000	$15,973,000

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$862,000	$1,839,000
Accrued expenses	1,142,000	1,290,000
Income taxes payable	—	418,000

Total current liabilities	2,004,000	3,547,000

Other long-term liabilities	5,000	—

Total liabilities	2,009,000	3,547,000

Shareholders’ equity:
Common shares, $.01 par value, authorized 40,000,000
shares, 10,158,000 and 10,022,000 issued and outstanding	13,397,000	13,360,000
Retained earnings (accumulated deficit)	(558,000)	(934,000)

Net shareholders’ equity	12,839,000	12,426,000

Total Liabilities and Shareholders’ Equity	$14,848,000	$15,973,000